Exhibit 99.1

Karooooo update

SINGAPORE, December 14, 2021 — Karooooo Ltd. (“Karooooo”, or the “Company”) (NASDAQ: KARO), that owns 100% of Cartrack Holdings (“Cartrack”), is a leading global provider of a mobility SaaS platform that maximizes the value of transportation, operations and workflow data by providing insightful real-time data analytics.

Cartrack’s offering extends beyond connected vehicles and equipment, assisting enterprise customers in diverse industries, in digitalizing the mobility aspects and operations of their businesses, including systems integrations, the administration of their fleets, management of field workers, video-based safety, delivery management and ESG compliance and reporting.

Scale: Strong momentum in the number of subscribers continues

Karooooo’s profitable and robust business model drives new customer additions, delivering growth in the total number of subscribers (vehicles or other mobile assets on our platform):

●	1,470,385 subscribers in total for the quarter ended November 30, 2021, up 18% (Q3 2021: 1,246,089)
●	164,352 net subscriber additions for the nine months ended November 30, 2021, up 37% (Nine months ended November 30, 2020: 119,574)

Karooooo to report Third Quarter 2022 Financial Results on January 18, 2022 Eastern Time

Karooooo will report financial results for the third quarter ended November 30, 2021 on Tuesday, January 18, 2022 shortly after 04:00 p.m. Eastern Time. The Company will host a corresponding conference call and webcast on Wednesday, January 19, 2022 at 08:00 a.m. Eastern Time (02:00 p.m. South African time; 08:00 p.m. Singaporean time).

Webcast: Registration is available at https://edge.media-server.com/mmc/p/bsi8ravj. A live and archived webcast of the conference call will also be available on the Company’s website www.karooooo.com.

Conference call: Listeners may access the live conference call by dialing the following numbers and are advised to dial in approximately 10 minutes prior to the start of the call:

United States Toll Free: 1 833 239 5575

International: +65 678 012 01

Singapore Toll Free: 800 852 8350

South Africa Toll Free: 0800 014 509

United Kingdom Toll Free: 0800 279 8053

Access Code: 2489497

Voluntary disclosure of dealing in securities

Between November 5 and November 22, 2021, Isaias (Zak) Jose Calisto sold 309,000 Ordinary Karooooo Shares pursuant to SEC Rule 144 at a gross price of ZAR507.26 per Ordinary Share, to cover a portion of the taxes and costs incurred in the restructuring leading to Karooooo’s corporate action in April 2021.

On November 30, 2021, Georgem Holdings sold 141,000 Ordinary Karooooo Shares at a gross price of ZAR505.00 per Ordinary Share pursuant to SEC Rule 144, resulting in Georgem Holdings being able to fund the full balance of the tax liability arising from Karooooo’s corporate action in April 2021.

The related information has been furnished to the United States Securities and Exchange Commission (“SEC”). Investors are referred to the published announcements available on the Karooooo website at www.karooooo.com

About Karooooo

Karooooo, headquartered in Singapore, is a leading global provider of a mobility SaaS platform that maximizes the value of transportation, operations and workflow data by providing insightful real-time data analytics to over 1,470,000 connected vehicles and equipment. With more than 76,000 commercial customers using the Cartrack platform Karooooo is the largest SaaS provider to enterprises in South Africa and also services thousands of enterprise customers abroad. The Cartrack (wholly owned by Karooooo) SaaS platform provides customers with differentiated insights and data analytics to optimize their business and workforce, increase efficiency, decrease costs, improve safety, monitor environmental impact, assist with regulatory compliance and manage risk. For more information, visit www.karooooo.com

Disclaimer

Forward-Looking Statements

The information in this announcement (which includes any oral statements made in connection therewith, as applicable) includes “forward-looking statements.” Forward-looking statements are based on our beliefs and assumptions and on information currently available to us, and include, without limitation, statements regarding our business, financial condition, strategy, results of operations, certain of our plans, objectives, assumptions, expectations, prospects and beliefs and statements regarding other future events or prospects, including outlook statements. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “predict,” “potential,” “assume,” “continue,” “may,” “will,” “should,” “could,” “shall,” “risk” or the negative of these terms or similar expressions that are predictions of or indicate future events and future trends.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us may differ materially from those made in or suggested by the forward-looking statements contained in this announcement. In addition, even if our results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods.

Important factors that could cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements are disclosed under the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections of the Annual Report on

Form 20-F filed on June 28, 2021.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this announcement. We disclaim any duty to update and do not intend to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this announcement.

Non-IFRS Financial Measures

This announcement includes certain non-IFRS financial measures. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative or superior to IFRS measures. You should be aware that our announcement of these measures may not be comparable to similarly-titled measures used by other companies.

Market and Industry Data

We include statements and information in this announcement concerning our industry ranking and the markets in which we operate, including our general expectations and market opportunity, which are based on information from independent industry organizations and other third-party sources (including a third-party market study, industry publications, surveys and forecasts). While Karooooo believes these third-party sources to be reliable as of the date of this announcement, we have not independently verified any third-party information and such information is inherently imprecise. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of risks. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Trademarks and Trade Names

In our key markets, we have rights to use, or hold, certain trademarks relating to Cartrack, or the respective applications for trademark registration are underway. We do not hold or have rights to any other additional patents, trademarks or licenses, that, if absent, would have had a material adverse effect on our business operations. Solely for convenience, trademarks and trade names referred to in this announcement may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ tradenames, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this announcement is the property of its respective holder.

Investor Relations Contact	IR@karooooo.com

Media Contact	media@karooooo.com

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